[AirMedia Group Inc. Letterhead]

October 16, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Accountant Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”)

Filed April 30, 2012 (File No. 001-33765)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

We have received the comment letter dated October 11, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. We understand that the due date for responding to the Staff’s comments is October 26, ten business days after issuance of the letter. We would like to request an extension to the deadline for responding to the comment letter as we will need additional time to prepare a thorough and comprehensive response letter. We will file the response to the Staff’s comment letter via EDGAR as soon as possible, in any event no later than November 9, 2012.

If you have any additional questions or comments regarding the 2011 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Henry Ho
Henry Ho
Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Yan Wang, Deloitte Touche Tohmatsu CPA Ltd., Beijing